Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2008

FIXED CHARGES:
Interest Expense	$44,390
Amortization of Debt Premium, Discount and Expense	386
Interest Component of Rentals	1,290

Total Fixed Charges	$46,066

EARNINGS:
Net Income before Dividends on Preferred Stock	$123,810
Add:
Income Taxes	70,983
Total Fixed Charges	46,066

Total Earnings	$240,859

Ratio of Earnings to Fixed Charges	5.2